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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                    Commission File No.:  1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

A link to the following article by writers at CNET was posted to Compaq's internal intranet on November 29, 2001.

    HP LABS EAGER FOR COMPAQ TECHNOLOGY
    By Stephen Shankland and Michael Kanellos
    Staff Writers, CNET News.com
    November 27, 2001, 5:20 p.m. PT

    PALO ALTO, CALIF.--HEWLETT-PACKARD RESEARCHERS ARE KEENLY EYEING TECHNOLOGY THEY HOPE TO ABSORB FROM COMPAQ COMPUTER AS THE COMPANIES WORK OUT THEIR PROPOSED MERGER.

    HP is particularly interested in Compaq's expertise in "clustered computing"--the linking together of several servers to share jobs and take over from each other when one fails, said HP Labs Director Dick Lampman. Lampman will take over the combined research labs of the two companies if HP succeeds in acquiring Compaq.

    "It's a strong group--something we're pretty excited about," Lampman said Tuesday at an event commemorating HP Labs' 35th anniversary. Compaq is renowned for its research expertise, analysts say.

    The two companies' research labs are hard at work on the products the companies see as the future of technology, so pooling the groups is an important phase in the merger. HP expects to complete the overall merger in the first half of 2002, a year after formal talks began.

    The companies need every bit of integration ease they can find. The acquisition is being challenged by family members of HP co-founders William Hewlett and David Packard.

    Opening the 35th anniversary event, HP Chief Executive Carly Fiorina said Compaq will improve HP's ability to create larger computer systems, to send audio and video over wireless networks and to improve the interactions between humans and computers.

    HP also is interested in the Compaq employees who designed its iPaq handheld computer, which competes against HP's Jornada, among other products, Lampman said.

    Lampman oversaw the split of HP Labs as the company spun off the test and measurement business into Agilent Technologies, which took a large share of the lab staff with it. Now Lampman faces the opposite challenge: integrating two labs.

    Although the cultures are somewhat different, with a greater emphasis at HP on marketable products, Compaq's research lab has been moving in that direction, Lampman said.

    And some cultural bridges already have been built. Lampman has long been a friend and ski touring companion of Alan Eustace, the head of Compaq's research department, conveniently headquartered about three miles away from HP Labs in Palo Alto, Calif.

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Eustace has worked at his research job since 1987, joining Digital Equipment, the high-end computer maker Compaq acquired in 1998 and the source of most of Compaq's research group.

    The two labs' geographic overlap extends to branch offices: Compaq and HP Labs each have departments in Cambridge, Mass., and Haifa, Israel.

    HP began showing off its research to reporters in 1999, sparking a trend others in the computing industry have followed. IBM has been showing off quantum computing and chipmaking equipment at its Almaden, Calif., lab. Sun Microsystems and Microsoft just celebrated the 10th anniversaries of their research arms. HP itself has made tours of the labs a recurring event.

    Fiorina praised HP Labs as the heart of the company, a tie to the early days of HP. "HP Labs is the distilled essence of 'invent,'" she said. The group applied for 3,000 patents in fiscal year 2000, twice as many as the previous year.

    But profiting from the ideas has been another matter. Fiorina said the first HP Labs projects she saw were like "uncut, rough-hewn diamonds."

    "HP perhaps got a bit blinded by the magnificence of its riches," Fiorina said. "This is not a theoretical quest."

    One research area for which HP sees commercial application is nanotechnology, which proponents claim will allow chip designers to manufacture circuits on a molecular level. In HP's vision, wires will assemble themselves through chemical processes, and switches made out of molecules will reconfigure to record the ones and zeros of binary data. Eventually, chips made by this process will be far smaller than today's processors, consume less heat and perform at a far higher level, HP believes.

    HP, however, doesn't envision itself leading a revolution against established manufacturing methods. Basic sensors built around nanotechnology methods won't appear for around five years, said Stan Willams, the director of quantum science research at HP, and nanotechnology won't appear in computer processors for around 10 years. Even then, nanotechnology will likely be used for cache memory or other substructures, not for the entire chip.

    "Silicon is going to be around for a long time," he said. "There will be hybrids of silicon circuits with added molecular elements."

    HP is also working on equipment sets to enable manufacturers to eventually mass produce nano-flavored chips. "Everything we are developing will have an economic roof," he said.

    One revolutionary aspect of HP's view of nanotechnology is the requirement for defect tolerance. Currently, manufacturing glitches embedded in chips can be fatal. With nano-

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made chips, weeding them out becomes impossible. "At the molecular level, you are going to always have defects," Williams said.

    To get around the problem, these chips will contain redundant circuits, or a "defect-tolerant architecture," that will enable a semiconductor to complete a task through a variety of paths. "You are going to have a gigantic amount of communication bandwidth," Williams said. "Whenever there is a broken part, you can just route around it. It is going to be impossible to have parts that do not have defects."

    HP is also enlisting partners in many of its research efforts. Mobile-phone company NTT DoCoMo, for example, is performing a trial on HP's Websign project. With Websign, a tourist could get information on a building by pointing a handheld computer at it. Behind the scenes, the information is downloaded over the Internet, based on position and orientation information supplied by a GPS (Global Positioning System) unit and compass plugged into the handheld, according to Mehrban Jan, a researcher in HP's client and media systems lab.

    HP Labs also has been increasing its collaboration with outside groups, such as universities, leading companies and open-source programmers, Lampman said.

    "We've been dialing up the interaction with the universities," he said. Among other projects, HP is involved in the Citris project at the University of California at Berkeley to tackle socially important problems such as energy efficiency, transportation, earthquake safety, health care and environmental monitoring.

    HP also is working on MIT's Oxygen project, which seeks to create a network of computing devices as ubiquitous as air.

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                            FORWARD-LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

          ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On November 15, 2001, HP filed a Registration Statement with the SEC containing HP and Compaq's preliminary joint proxy statement/prospectus regarding the Merger. Investors and security holders of HP and Compaq are urged to read the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available and any other relevant materials filed by HP or Compaq with the SEC because they will contain important information about HP, Compaq and the Merger. The definitive joint proxy statement/prospectus will be sent to the security holders of HP and Compaq seeking their approval of the proposed transaction. The preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, the definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and any other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

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HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer,
Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the preliminary joint proxy statement/prospectus filed with the SEC on November 15, 2001, and the definitive joint proxy statement/prospectus when it becomes available.